Exhibit 12.2
Union Electric Company
Computation of Ratio of Earnings to Fixed Charges and Combined
Fixed Charges and Preferred Stock Dividend Requirements
(Thousands of Dollars, Except Ratios)

Nine Months Ended September 30,
2013
Earnings available for fixed charges, as defined:
Net income	$364,188
Tax expense based on income	217,473
Fixed charges (a)	173,170
Earnings available for fixed charges, as defined	$754,831
Fixed charges, as defined:
Interest expense on short-term and long-term debt (a)	$164,966
Estimated interest cost within rental expense	2,571
Amortization of net debt premium, discount, and expenses	5,633
Total fixed charges, as defined	$173,170
Ratio of earnings to fixed charges	4.36
Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	$2,565
Adjustment to pretax basis	1,532
$4,097

Combined fixed charges and preferred stock dividend requirements	$177,267
Ratio of earnings to combined fixed charges and preferred stock dividend requirements	4.26

(a)	Includes interest expense related to uncertain tax positions.